EXHIBIT 99.1

enCore Energy Completes Alta Mesa Acquisition; 3rd Licensed In-Situ Recovery Uranium Plant in South Texas

NYSE American:EU
TSXV:EU
 www.encoreuranium.com

FUELING THE FUTURE IN THE UNITED STATES

CORPUS CHRISTI, Texas, Feb. 15, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) is pleased to announce the closing of the acquisition of the Alta Mesa In-Situ Recovery uranium project from Energy Fuels Inc. (the "Alta Mesa Acquisition").  The transaction provides enCore with three licensed uranium in-situ recovery (ISR) processing plants and positions enCore as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio.

Transaction Highlights

Alta Mesa includes a fully-licensed and constructed ISR processing facility that has an operating capacity of 1.5 million pounds of uranium per year. Between Alta Mesa, Rosita and Kingsville Dome, all fully licensed for production, enCore's ISR processing facilities have a combined potential processing capacity of 3.6 million pounds of uranium per year.

  Alta Mesa is host to a measured and indicated resource of 3.41 million lbs U3O8 (1.57 million tons at an average grade of 0.109% U3O8) and an inferred resource of 16.79 million lbs U3O8 (7.0 million tons at an average grade of 0.120% U3O8). Abundant exploration upside exists within the Alta Mesa land package around the existing defined resource areas, which enCore will prioritize;
  Alta Mesa will diversify enCore's South Texas operations into a 3rd fully licensed production facility, along with Rosita and Kingsville Dome, all located in the business-friendly state of Texas. enCore's mid- and long-term production potential is further fueled by a pipeline of projects with Dewey-Burdock in South Dakota, Gas Hills in Wyoming and additional projects in New Mexico. There are only 11 licensed production facilities in the United States;
  Alta Mesa is currently on standby and ready to resume production. The facility can reach commercial production levels with limited required capital within an estimated 10 months of a production decision;
  Control of a large private land package totaling 203,292 contiguous acres, including 4,575-acres currently under a lease and mining permit and 198,717 acres under a lease-option and exploration/testing permit;
  The acquisition will further cement enCore's position as a dominant ISR uranium company and near term future producer in the US;
  Alta Mesa's operations are located on private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas;
  The Alta Mesa ISR processing facility is a fully permitted and constructed past-producing ISR operation, with a previous well-established track record of lower cost uranium production. The project is fully permitted for uranium extraction upon installation of the next wellfield;
  Alta Mesa has extensive exploration potential across an area that has previously identified uranium mineralization;
  Alta Mesa produced a total of 4.6 million pounds of uranium between October 2005 and November 2013, including 1 million pounds of uranium per year over a two-year period;
  With low holding costs, Alta Mesa provides fully permitted lower-cost production scalability that can be brought into production quickly to provide a domestic energy source for the United States.

Conference Call: The Company will host an online conference call on Wednesday, February 22nd, 2023 at 11:00 AM ET. To register for the presentation please log in at:  https://us02web.zoom.us/webinar/register/WN_eeh5pSOFQwm6FZuu4l5Aog

To view the Alta Mesa project maps and enCore Energy's South Texas projects please visit: https://bit.ly/3fV9fTg.

William M. Sheriff, Executive Chairman of enCore, stated "Alta Mesa is a key acquisition in enCore's development into the dominant ISR uranium producer in the state of Texas.  With its more immediate plan of restarting Rosita in later 2023 and greatly expanding its production profile with the start-up of Alta Mesa in early 2024 our goal of becoming a 3 million pound per year domestic producer from a consolidated base of operations within a 100 mile radius of Corpus Christi, Texas is well underway.  This Texas platform positions the company well for its continued growth not only in Texas, but with planned operations in South Dakota, Wyoming and ultimately New Mexico.  We are all looking forward to a dynamic and rewarding 2023. On behalf of the Board of Directors we extend congratulations to the enCore team for a major achievement."

Paul Goranson, CEO and Director of enCore, further added "With the completion of this transaction enCore is more than doubling our production capacity in South Texas. As we advance towards our Q3/23 production goal at our Rosita ISR Uranium Processing Plant we will commence work at the Alta Mesa Project with plans to restart production in 2024 with installation of a fully permitted wellfield. The strong technical team at enCore is excited to get started at Alta Mesa. Our collective South Texas operations puts us on the path to becoming a leading producer of uranium in the U.S."

Alta Mesa

The Alta Mesa project is a fully licensed and constructed ISR project and central processing facility currently on standby, located on over 203,000 acres of private land in the state of Texas. Total operating capacity is 1.5 million lbs U3O8 per year. Alta Mesa historically produced nearly 5 million lbs of U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices at the time. enCore will immediately pursue the resumption of operations.

Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cut-off)[2]	Tons ('000)	Avg. Grade (% U3O8)	Pounds ('000)
Total Measured Mineral Resource[1]	54	0.152	164
Alta Mesa Indicated Mineral Resource	1,397	0.106	2,959
Mesteña Grande Indicated Mineral Resource	119	0.120	287
Total Measured & Indicated Resources	1,570	0.109	3,410
Alta Mesa Inferred Mineral Resource	1,263	0.126	3,192
Mesteña Grande Inferred Mineral Resource	5,733	0.119	13,601
Total Inferred Resources	6,996	0.120	16,793
[1] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources.
[2] As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

The Transaction

The Consideration paid to Energy Fuels consisted of US$60 million in cash and a US$60 million secured vendor take-back convertible promissory note (the "Note"). The Note has a two (2) year term and bears interest at a rate of 8% per annum payable on June 30th and December 31st of each year during the term. The Note is convertible at the election of the holder, to acquire common shares of enCore at a price of US$2.9103 per share. Energy Fuels has agreed not to transact with the common shares of enCore received on conversion of the Note, including hedging and short sales, with exceptions for sale transactions of up to US$10 million in value in any 30-day period, block trades and underwritten distributions. In addition, Energy Fuels has agreed to standard standstill provisions restricting additional acquisitions of enCore securities.

Additional information regarding the Alta Mesa Project acquisition, is available in the Company's news release dated November 14, 2022.

In connection with the closing of the Alta Mesa Acquisition, 23,277,000 subscription receipts issued December 6, 2022 at a price of C$3.00 per Subscription Receipt (the "Subscription Receipt Offering") were automatically converted into units comprised of one common share of enCore and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share of enCore at a price of C$3.75 for a period of 3 years until February 14, 2026. The net proceeds from the Subscription Receipt Offering of approximately C$66 million, after deduction of fees and commissions, have been released from escrow to the Company, and were applied to fund the cash portion of the consideration payable by the Company pursuant to the Alta Mesa Acquisition.

For additional information regarding the Subscription Receipt Offering, please see the Company's news release dated December 6, 2022.

Additionally, further to the Company's news release dated February 8, 2023 announcing the closing of the offering of units for proceeds of C$34.5 million, the Company advises that it paid cash commissions to Canaccord Genuity Corp. (C$1,065,756.17), Cantor Fitzgerald Canada Corporation (C$659,753.82), and Haywood Securities Inc. (C$304,501.76). For additional information regarding the unit offering, please see the Company's news release dated February 8, 2023.

John M. Seeley, Ph.D., P.G., CPC, enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of enCore.

About enCore Energy Corp.

enCore Energy is the most diversified In-Situ Recovery (ISR) uranium development company in the United States and is focused on becoming the next uranium producer in 2023 from its licensed and past-producing South Texas Rosita Processing Plant. The Alta Mesa Project is scheduled to come online in 2024 and position enCore as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio. The South Dakota-based Dewey-Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

1.	NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including: any information relating to the Company being a leading uranium company; the ability of the Company to produce and process uranium from its projects including the Alta Mesa, Rosita and Kingsville Dome projects, and to realize the expected benefits of the Alta Mesa Acquisition; and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the companies' ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; risks associated with accessing additional funding required for the transactions and operations discussed in this news release; the Company's ability to advance production and processing at the Alta Mesa Project and other facilities; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; the potential for losses arising from the expansion of operations into new markets; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the companies' annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 06:00e 15-FEB-23